

Mail Stop 4720

March 1, 2016

Stephen N. Cannon
President and Chief Executive Officer
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road
Central, Hong Kong

> **Re: DT Asia Investments Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2016**
> **File No. 001-36664**

Dear Mr. Cannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In order for an investor to fully understand the risks, uncertainties and operating structure of the acquired companies, please include each of the agreements discussed on pages 132 and 133 with your next preliminary proxy statement. Similarly, please provide an opinion of counsel stating that the VIE agreements are enforceable under Chinese law, as you assert on page 35.

Summary Term Sheet, page 2

2. We note that a portion of the shares to be issued to China Lending Group shareholders will be subject to certain earn-out provisions, as discussed on page 2 of the proxy. For illustration purposes, please provide representative values for each item discussed in this section as of a recently practicable date and state whether the shares held in escrow would have been released based on these figures. Please make corresponding revisions throughout the proxy, where appropriate, including on pages 78-79.

3. Please disclose how the DT Asia shares to be issued in conjunction with the business combination will be apportioned to China Lending Group shareholders, specifically with regard to (i) the initial issuance of 12 million shares and (ii) the release of the 8 million shares being held in escrow subject to earn-out provisions. Additionally, please indicate the date by which the escrow shares will be released annually assuming the combined company meets the earn-out targets.

Questions and Answers about the Proposals for Shareholders

4. Please include a separate question and answer to address any changes to how you will conduct the business of the combined entity following the merger, if it is approved. Your disclosure should clarify whether there will be a change in the fiscal year and will the company continue to do business under the DT Asia name or change its corporate name upon consummation of the acquisition.

Summary of the Proxy Statement

5. Please disclose the conditions that must be met in order for the business combination to be completed, including, but not limited to, the fact that DT Asia must have at least $5 million in net tangible assets at the time the business combination is completed. In this regard, we note your more detailed disclosure starting on page 81 of the proxy statement.

China Lending Group's Business, page 15

6. Please consider adding brief disclosure illustrating the number of loans Feng Hui originated, the average loan size and the total loan principal originated for the fiscal periods covered in the proxy statement. In this regard, we note the table included on page 130 of the proxy statement.

7. Please revise your disclosure to discuss the number of clients that Consulting currently serves.

8. We note that, unless and until your consulting and peer-to-peer businesses commence operations and generate significant income, the success of China Lending Group and DT Asia's business will be tied to the economy of Xinjiang. In order for investors to better understand the economic opportunities, please expand your discussion of the GDP growth rate in the region compared to that of China as a whole to provide comparative information on the unemployment rate and per-capita income. Similarly, please explain the economic positioning of the region by defining the "One Belt, One Road" initiative as well as its status as a transportation hub. Finally, please revise this section, as well as your more detailed discussion of the economy of Xinjiang on page 129, to discuss the main industries that contribute to the regional economy.

Organizational Structure, page 17

9. Please revise your organizational chart to reflect the interest of Feng Hui shareholders separately from the contractual arrangement with Consulting by which it is consolidated.

Impact of the Business Combination on DT Asia's Public Float, page 18

10. We note that the tabular presentations on page 19 present the varying ownership levels in DT Asia, which assume varying levels of redemptions by DT Asia's public shareholders and conversions of any Series A Convertible Preferred stock issuable in the private placement. Please revise your disclosure to indicate whether these ownership percentages also assume: (i) the automatic conversion of the 7,212,316 rights issued by DT Asia into approximately 721,231 ordinary shares at the closing of the merger; (ii) the issuance of 8 million Escrow Shares, subject to forfeiture; and (iii) the effect of the outstanding warrants and options. Further, please include within the tabular presentations the ownership levels that will be held by Adrie, the accounting acquirer.

Reasons for the Business Combination
New Opportunities for Growth, page 21

11. We note the table illustrating China Lending Group's historical growth since FYE 2009. Please also include a column for China Lending Group's most recent reporting period.

Risk Factors, page 30

12. Please include a risk factor discussing whether your PRC subsidiaries and VIEs may have the ability to incur debt on their own behalf and the associated risks to shareholders.

Allowance for loan losses may not be sufficient to absorb…, page 32

13. You disclose that the allowance for loan losses as of September 30, 2015 was estimated based on 1% of the quarterly outstanding loan portfolio balances and was established for loan losses pursuant to *The Guidance on Provisioning for Loan Losses*" (the "Provision Guidance") issued by the PBOC and "Temporary Regulation of Pilot Program of Microcredit Companies in Xinjiang Province" (the "Xinjiang Temporary Regulation for Microcredit Companies") issued by the General Office of Xinjiang Provincial Government in 2009. Please explain to us and disclose the difference in methodologies in determining your allowance for loan losses pursuant to the PBOC versus US GAAP.

After the Business Combination, the combined company will conduct…, page 34

14. Please revise this risk factor so that each distinct risk is discussed in a separate risk factor. For instance, in this risk factor, you present the risks encountered by shareholders of DT Asia, as well as risks related to the uncertain legal standing of the VIE structure under Chinese law. Finally, you also discuss the difficulty that might exist in the event that the XWFOE, or its parents, might have in enforcing the contractual obligations with the VIE in Chinese courts.

Consulting's contractual arrangements with Feng Hui…, page 35

15. You state that, despite the power of attorney agreement, the combined company may not be able to directly change the members of the board of directors of Feng Hui and would have to rely on Feng Hui and its shareholders to perform their contractual obligations in order to exercise control over Feng Hui. You also state in the second paragraph on page 35 that the contractual VIE agreements between Consulting and Feng Hui and its shareholders are binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. Please explain to us and more clearly disclose how the VIE agreements are enforceable when there is uncertainty about your ability to change the board of directors or control the VIE.

Our directors may decide not to enforce indemnification obligations against…, page 49

16. Please revise this risk factor, as well as your disclosure throughout the document, to clarify if any vendors or acquisition targets have failed to provide a waiver of their claims. In the event that a vendor or acquisition target has not provided a waiver, please disclose the aggregate amount of the business relationship that DT Asia has had with that party.

Unaudited Pro Forma Condensed Combined Financial Information, page 63

17. Please clarify that China Lending Group is comprised of Adrie, which conducts its business primarily through its VIE, Feng Hui, and its consolidated subsidiaries, which include XWFOE and Consulting.

Pro Forma Condensed Combined Balance Sheet for the Year Ended September 30, 2015, page 65

18. Please revise the column titled "Consolidated China Lending Group Historical Unaudited" to represent the balance sheet of Adrie Global Holdings Limited as of September 30, 2015, consistent with the historical financial statements for this entity on page F-72, and revise the column heading accordingly. Please refer to 11-02(c) of Regulation S-X.

19. Please explain how the transactions outlined in pro forma adjustments 4, 5 and 7 are accounted for in your pro forma balance sheet.

20. We note that, as a result of the recapitalization, paid-in capital as of June 30, 2015 for China Lending Group was reclassified to additional paid-in capital. This reclassification cross-references pro forma adjustments 4, 5 and 7, which appear unrelated. Please revise your cross-references as appropriate.

Unaudited Pro Forma Condensed Statement of Operations for the Year Ended September 30, 2015, page 66

21. Please revise the column titled "Consolidated China Lending Group Historical Unaudited" to represent the condensed statement of operations of Adrie Global Holdings Limited for six-months ended September 30, 2015 and revise the column heading accordingly.

Note 2 – Pro Forma Adjustments …, page 69

22. Please revise adjustment 11 to reflect and explain separately each non-recurring charge.

23. You disclose in adjustment 12 that the intrinsic value of the beneficial conversion feature (BCF) on the convertible promissory note issued by you on September 13, 2015 is convertible at the "lender's discretion" at $10 per unit. Please clarify your disclosure to state that the conversion of the note, in whole or in part, is at the option of the holder as noted on page 68 and pursuant to the Promissory Note Agreement included as Exhibit 10.1 to the Form 8-K filed on September 17, 2015. In addition, please provide us with your accounting analysis to support your recognition and calculation of the BCF.

24. Furthermore, given that the amount of convertible promissory notes to convert is at the option of the holder, the timing of conversion is outside of your control. Please respond to the following:

- Tell us whether the presentation of the full conversion of the convertible promissory notes is presented pursuant to the criteria in 11-01(a)(8) of Regulation S-X. If not, please provide your basis for this presentation.
- Tell us whether you have had any discussions with the promissory note holder regarding their intent to convert these notes.

25. We note that adjustment 14 assumes the conversion of the Series A Convertible Preferred Stock into ordinary shares of the company. We also note your disclosure on page 27 that states, "the Series A Convertible Preferred Stock is convertible into DT Asia ordinary shares at the option of the holder at any time; provided, however that the Series A Convertible Preferred Stock shall automatically convert at such time that the average closing price of the ordinary shares is at least $16.00 or at least 80% of the outstanding Series A Convertible Preferred Stock has converted." Given that the conversion is at the option of the holder and the automatic conversion does not appear to be within your control, please explain to us how this transaction is factually supportable, or revise your disclosure to remove this adjustment and adjust your EPS calculation in Note 3 on page 71 accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X. As an alternative to your current presentation, we would not object to the presentation of this event as a notation rather than an actual pro forma adjustment.

Comparative per Share Information, page 72

26. We note your comparative per share information is being presented as of and for the fiscal year ended March 31, 2015. Please revise your disclosure to:

- Present such information for the most recent fiscal year and interim period;
- Disclose the book value per share as of the same date the other financial data is presented; and
- Disclose how you calculated shares outstanding for both China Lending Group and DT Asia.

The Business Combination Proposal

Description of Opinion of Cassel Salpeter & Co., LLC, page 99

27. We note that China Lending Group provided certain financial projections to Cassel Salpeter and that Cassel Salpeter relied upon these financial projections in preparing its fairness opinion. Please disclose any material projections provided to Cassel Salpeter, including revenue, income and income per share, as applicable. Alternatively, please explain why such information is not material to shareholders.

Information about China Lending Group, page 129

28. We note that China Lending Group is planning to develop a peer-to-peer lending platform. Please disclose the market(s) that this platform will target, including a brief discussion of the competitive landscape within such market(s). Please also include an estimated timeframe by which this platform will commence operations. Please make corresponding revisions throughout the proxy, where appropriate.

29. Please revise the discussion of your proposed peer-to-peer lending platform to discuss the legal requirements for peer-to-peer companies in China. Also, please discuss management's view of how the company will implement the peer-to-peer system, including how they will recruit both lender and borrower participants and how they intend to grow the business into a profitable enterprise in a segment that appears to be growing not only in the number of loans but also the number of potential competitors.

Overview, page 130

30. Please revise the table illustrating Feng Hui's direct loans to include a year-over-year comparison for fiscal years 2014 and 2015. Please make corresponding revisions throughout the proxy, where appropriate, including on page 96.

31. We note your disclosure regarding guarantee backed loans and the related risk statement on page 33. Given that 23.2% of your loan portfolio was guaranteed by related parties as of September 30, 2015, please respond to the following items:

- Include a more granular description of the personal guarantees to include whether they are uniform from borrower to borrower and the criteria by which they are evaluated (such as a minimum net worth of the individuals making the guarantee, etc.).
- Discuss the bounds of the guarantee. In particular explain how the guarantee is impacted if the lender allows a one-time extension.
- Tell us whether or not the guarantee is transferable should the base loan be sold or transferred.
- Revise this section as well as your MD&A and policy footnote to clearly disclose how the guarantee is accounted for and whether, and if so, how, the guarantee is considered in the determination of your allowance for loan losses.

Corporate Structure and History
The Lending Companies, page 132

32. We note your disclosure that the business models and focuses of Feng Hui and XWFOE will differ in that the latter will emphasize "financial innovation." Please elaborate as to whether management believes that there will be any business overlap between Feng Hui and XWFOE. Please also discuss the extent to which your current operations complement the "financial innovation" business, or clarify that this represents a wholly new opportunity.

Competitive Strengths
Leading Position in the Industry, page 139

33. We note that China Lending Group's financing arrangement with China Great Wall Asset Management Co. Ltd. expired in August 2015. Please disclose whether you plan to replace this source of financing in the near-term and, if so, the material terms expected of such arrangement. Similarly, please disclose the term and interest rate associated with the short-term loan with Shanghai Pudong Development Bank and China Development Bank.

Direct Loan Portfolio, page 141

34. We note your disclosure regarding the direct lending portfolio between pages 141 and 144. Please address the following:

- Revise to present the percentages of loans made to new and repeat customers by category.
- Discuss the frequency by which customers roll-over a loan (i.e. take a new loan immediately upon termination of the previous loan).
- Quantify the percentage of initial loans that are granted a one-time extension versus the percentage of loans paid in full.
- Revise to quantify the percentage of loans that receive or are granted an additional extension that is beyond the one-time extension versus the percentage of loans that are fully paid by the end of the initial extension.
- Disclose whether granting the initial one-time extension at the end of the original loan period requires a new underwriting and credit evaluation based on updated information or if the extension is automatically approved at the time the loan is originated.

Direct Loan Portfolio
Guarantee Backed Loans, page 143

35. We note that Feng Hui is directing its lending focus away from guarantee backed loans. Please discuss the extent to which defaults or delayed payments have varied between loans that carry a guarantee and those that do not. Please make corresponding revisions throughout the proxy based on your response, where appropriate.

Risk Management System
Five-level of Review Mechanism for Loan Application, page 145

36. We note your disclosure regarding the process by which Feng Hui reviews loan applications. Please disclose the average amount of time it takes to complete such a review and whether you believe the amount of time it takes to complete the review process could dissuade future customers. Additionally, where appropriate, please indicate whether XWFOE will utilize the same review process.

Customers, page 148

37. Please briefly describe the types of businesses to which Feng Hui lends within each industry category. Additionally, please briefly discuss the unique risks to lending within each industry.

38. We note that Feng Hui introduced supply chain finance as one of its direct lending areas starting in 2015. We also note your disclosure on page 132 that XWFOE will also focus its lending efforts on supply chain finance once it commences operations. Please discuss, where appropriate, whether these two businesses will overlap and, if so, how it will affect the combined company's business following the business combination.

Risk Management Consulting Service, page 149

39. Please revise this section to discuss China Lending's investment in preparing the credit risk analytics system. For instance, how many developers has China Lending employed in the development and how much has been invested in R&D. Similarly, in order for the investors in DT Asia to understand the potential value of the consulting portion of China Lending's business, please discuss current ongoing marketing efforts as well as the extent to which China Lending has been able to engage customers for consulting work beyond its core Xianjing market.

40. We note that Consulting's business objective is to provide risk management consulting services to businesses in Xinjiang Province and across the PRC. Please discuss whether you believe the provision of these services constitutes a conflict of interest in that it appears that Consulting would be providing Feng Hui's risk management strategy to Feng Hui's competitors.

Internet Financing, page 150

41. We note your disclosure that 30% of the peer-to-peer lending platforms in China were considered "problem platforms" as of November 30, 2015. Please briefly disclose what constitutes a "problem platform." Additionally, please indicate the extent to which China Lending Group's peer-to-peer platform will employ the same risk management practices as it has with its traditional direct lending.

42. Please indicate the extent to which you believe the peer-to-peer platform will extend China Lending Group's lending presence outside of Xinjiang Province. In particular, please discuss why China Lending's management believes it can market its peer-to-peer platform outside of its core market.

China Lending Group

Management's Discussion and Analysis, page 159

Loans Receivable, page 168

43. Tell us and disclose the extent to which you have sought and received payment from the guarantor in the event of a loan default. Tell us and disclose the extent to which you have accepted collateral as payment on a loan in default.

Allowance for Loan Losses, page 169

44. Please revise your disclosure regarding the allowance loan losses on page 169 to address the following:

- Given the various references in this section to PBOC guidance, revise to clarify and tell us whether this section is describing your allowance for loan losses presented in your accompanying audited financial statements which are prepared under US GAAP.
- Your first sentence on page 169 states "China Lending Group maintains the allowance for loan losses at a level it considers adequate to provide for losses that it reasonably anticipates." Please tell us how this equates to a level of allowance of loan losses you considered "appropriate" as "your best estimate" to provide for inherent losses that are probable and incurred in your loan portfolio. Refer to ASC 310.
- We note your disclosure that the PCOB requires that the general reserve be no less than 1% of the total loans receivable balance. Further, we note to the extent the general loan loss reserve rate of 1% as required by the PBOC differs from your best estimate you use the higher rate. Please explain to us in detail how you determined this methodology, specifically including a floor of 1%, complies with the guidance in ASC 310.

Liquidity and Capital Resources, page 173

45. Please disclose:

- Material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled;
- Material amounts of cash held by VIEs separately from the amount of cash held by other entities as of the most recent balance sheet date; and
- The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

46. You appear to rely significantly on your VIEs for your cash and financing requirements. Please revise this section to provide the following:

- Describe the restrictions on the net assets of your VIEs, as well as the restrictions related to the transfer of net assets by your VIEs or any transfer of your assets to the VIEs.
- Discuss the potential impact these restrictions may have on your liquidity or the liquidity of your VIE subsidiaries.
- Describe any other ways that you or the VIEs may transfer cash other than through loans or dividends.
- Discuss the impact of existing PRC foreign exchange regulations on any payments receivable from, or payable to, your VIEs.
- Describe the differences between PRC GAAP and US GAAP when determining the amount of restricted net assets.

47. We note your disclosures in Note 15 on page F-49 regarding the statutory reserve requirements for certain of your PRC subsidiaries and consolidated affiliated entities. Please revise your disclosure to include a discussion of these reserve requirements here and of their potential impact on your liquidity.

48. You have indicated on page 57 that foreign-invested enterprises in China are permitted to pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards. Please revise your disclosures to quantify the difference between retained earnings calculated pursuant to PRC accounting standards for these purposes and retained earnings presented in accordance with US GAAP in your financial statements.

Committees of the Board of Directors
Audit Committee, page 178

49. We note your disclosure that Mr. Schumacher will be your audit committee financial expert; however, Mr. Schumacher is not listed as one of the directors who will serve on the board of the combined company following the business combination. Please reconcile your disclosure here with the disclosure contained elsewhere in the proxy statement.

Beneficial Ownership of Securities, page 192

50. We note your disclosure on page 194 of the proxy statement that the Sponsor will transfer 380,000 ordinary shares to Mr. Miao at the closing of the business combination. However, the beneficial ownership table does not appear to reflect this contemplated transfer as the number of ordinary shares owned by DeTiger Holdings is the same both before and after the business combination. Please reconcile your beneficial ownership table with the disclosure that appears on page 194.

Price Range of Securities and Dividends

DT Asia, page 197

51. Please include the number of DT Asia's ordinary shareholders as of the date of the proxy statement.

Urumqi Feng Hui Direct Lending Limited

Financial Statements and Notes for the period ended December 31, 2014

Note 2 - Summary of Significant Accounting Policies, page F-39

Revenue Recognition, page F-41

52. We note your accounting policy for revenue recognition, and that you adhere to the guidance provided in ASC 605-10-S99. Please expand your disclosure to more specifically address the criteria and/or method used in recognizing interest and fees received in relation to your loan receivables.

Note 5 - Allowance for Loan Losses, page F-45

53. You state that the special reserve portion of your provision calculation includes losses due to risks related to a particular country. Please clarify whether your loan portfolio includes any loans outside of the PRC. If so, please separately quantify those amounts.

Note 6 - Loan Impairment, page F-47

54. Please revise this disclosure to quantify the amount of impaired loans for the periods presented, or revise to disclose you held no impaired loans.

55. We note that you allow a one-time extension with a period up to the original loan period where the loan principal remains the same and interest rate is fixed to the current rate at the time of extension. Please revise to address the following items:

- Disclose the number of loans and related amounts that have been granted this extension.
- Clarify whether the one-time loan extension is included within the original loan terms or is based on an ancillary company policy.
- Discuss what criteria are evaluated in determining whether or not to allow a one-time extension and whether such an extension could be rejected.

Note 15 - Statutory Reserves, page F-49

56. You disclose that pursuant to PRC regulations you are required to set aside at least 10% of your after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of your registered capital. For each subsidiary, please revise your disclosure to separately quantify the registered capital, the amount of after-tax profits set aside for each year presented, and the funded status of the statutory reserve as of each balance sheet date.

Note 22 - Subsequent Event, page F-71

57. Please revise your disclosure to discuss the execution of the contractual consulting arrangement by which you consolidate as a subsequent event.

Adrie Global Holdings Limited

Financial Statements and Notes for the Period Ended September 30, 2015

Note 1 - Organization and Principal Activities, page F-75

VIE Agreements with Feng Hui, page F-75

58. Similar to your disclosure on pages 132 – 133, please expand your footnote to:

- Discuss the terms of the Power of Attorney Agreement with Feng Hui; and
- Expand your disclosure on page F-76, as it relates to the Exclusive Business Agreement, to discuss the fees you receive in exchange for consulting services that you provide to Feng Hui and include the intercompany payable to Consulting for accrued service fees.

59. Please expand your disclosure, in regards to your VIE Agreements with Feng Hui, to discuss:

- The duration of the agreements and their remaining terms;
- A description of how the agreements renew and which party has renewal rights;
- A description of how Feng Hui can terminate the agreements; and
- Whether the consolidated VIE's assets may be used as collateral for the VIE's obligations or are restricted solely to settle the VIE's obligations. Please also clarify whether the creditors of the VIE have any recourse to the general credit of you as the primary beneficiary. Refer to ASC 810-10-50-3.

Note 19 - Taxation, page F-90

60. We note that you recognized a deferred tax asset of $331,457 as of September 30, 2015. Please tell us how you complied with the disclosure requirements within ASC 740-10-50-2 as it requires disclosure of the components used in determining net deferred tax liability or asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen N. Cannon
DT Asia Investments Limited
March 1, 2016
Page 15

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Yolanda Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Stuart Neuhauser
         Ellenoff Grossman & Schole LLP